Fax

RECEIVED
2005 MAR 10 A 11: 00
OFFICE OF INTERNATIONAL CORPORATE FINANCE

LIBERTY INTERNATIONAL

Direct Line: 020 7887 7108
Direct Fax:020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 942 9624
From:	Kerin Williams	**Date:**	8 March 2005
Pages:	8.		
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

SUPPL

Please find attached announcements that was made on the London Stock Exchange.

05006517

Regards

Kerin Williams
Deputy Company Secretary

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

dlw 3/17

LIBERTY INTERNATIONAL PLC 40 BROADWAY LONDON SW1 0BU
TELEPHONE: 020 7960 1200 FACSIMILE: 020 7960 1333 www.liberty-international.co.uk

LIBERTY
INTERNATIONAL

By fax

March 2005, 8

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the two documents: "Notification of Interests of Directors and Connected Persons".

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams at +44 (0) 20 7887 7108.

Yours faithfully,

Kerin Williams
Deputy Company Secretary
Fax : +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

Liberty International PLC

Schedule 11 - Notification of Interests of Directors and Connected Persons

On 10 February 2005, a total of 4,741 shares were transferred to employees from an Employee Trust ("ESOP"). The shares were originally awarded under the company's annual bonus scheme arrangements. Although no shares were transferred to a Director on this occasion, the transfers are disclosable because the Directors of Liberty International PLC have an interest in certain shares which are held in the ESOP.

Formal notice follows of the change in the interests of the ESOP:

Interests of ESOP

1	Name of company:	Liberty International PLC	
2	Name of director:	Mr J G Abel, Mr D A Fischel, Mr J I Saggers, and Mr A C Smith	
3	Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:	Non-beneficial interest of the Directors. The Directors are potential beneficiaries under the employee share plan	
4	Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):	LI Share Plan (Jersey) Limited	
5	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):	N/A	
6	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:	Transfer to employees on vesting of awards under annual bonus scheme arrangements	
7	Shares transferred:	No. of Shares: 4,741	Price per Share: nil
8	Percentage of issued class:	0.0015%	

9	Class of security:	Ordinary shares
10	Date of transaction:	21/02/05
11	Date company informed:	28/02/05
12	Total holding following this notification:	4,425,123
13	Total percentage holding of issued class following this notification:	1.376%
14	Contact name for queries:	Kerin Williams 020 7887 7018
15	Name of company official responsible for making notification:	Kerin Williams Deputy Company Secretary

Date of Notification: 1 March 2005

Schedule 11 - Notification of Interests of Directors and Connected Persons

Options granted under the Company's share option schemes were exercised by employees of the Company on 23 February 2005. The shares required for the exercise were provided by a transfer of shares from the ESOP. Certain of the executive directors of Liberty International PLC are potential beneficiaries of the ESOP, and therefore, the transfer of shares is disclosable as a change in their interests. Formal notice of the change in the interests of the ESOP follows:-

1	Name of company:	LIBERTY INTERNATIONAL PLC
2	Name of director:	Mr J G Abel, Mr D A Fischel, Mr J I Saggers and Mr A C Smith
3	Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:	Non-beneficial interest of the directors. The Directors are potential beneficiaries under the employee share plan
4	Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):	LI Share Plan (Jersey) Limited

5	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):	N/A
6	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:	Transfer on exercise of options to employees
7	Shares transferred:	

No. of Shares:	Price per Share:
66,567	512p
79,319	545p
Total 145,886	

8	Percentage of issued class:	0.045%
9	Class of security:	Ordinary shares
10	Date of transaction:	23 February 2005
11	Date company informed:	28 February 2005
12	Total holding following this notification:	4,279,237
13	Total percentage holding of issued class following this notification:	1.330%
14	Contact name for queries:	Kerin Williams
15	Contact telephone number:	020 7887 7108
16	Name of company official responsible for making notification:-	Kerin Williams Deputy Company Secretary
	Date of Notification:	1 March 2005

Liberty International PLC

Schedule 11 - Notification of Interests of Directors and Connected Persons

A total of 9,074 shares have today, 8 March 2005, been transferred to employees from an Employee Trust ("ESOP"). The shares were originally awarded under the company's annual bonus scheme arrangements. Although no shares were transferred to a Director on this occasion, the transfers are disclosable because the Directors of Liberty International PLC have an interest in certain shares which are held in the ESOP.

Formal notice follows of the change in the interests of the ESOP:

Interests of ESOP

1	Name of company:	Liberty International PLC
2	Name of director:	Mr J G Abel, Mr D A Fischel, Mr J I Saggers, and Mr A C Smith
3	Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:	Non-beneficial interest of the Directors. The Directors are potential beneficiaries under the employee share plan
4	Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):	LI Share Plan (Jersey) Limited
5	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):	N/A
6	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:	Transfer to employees on vesting of awards under annual bonus scheme arrangements
7	Shares transferred:	No. of Shares: 9,074 Price per Share: nil

8	Percentage of issued class:	0.0028%
9	Class of security:	Ordinary shares
10	Date of transaction:	08/03/05
11	Date company informed:	08/03/05
12	Total holding following this notification:	4,269,246
13	Total percentage holding of issued class following this notification:	1.327%
14	Contact name for queries:	Kerin Williams 020 7887 7018
15	Name of company official responsible for making notification:	Kerin Williams Deputy Company Secretary

Date of Notification: 8 March 2005

Schedule 11 - Notification of Interests of Directors and Connected Persons

Options granted under the Company's share option schemes were exercised by employees of the Company on 2 March 2005. The shares required for the exercise were provided by a transfer of shares from the ESOP. Certain of the executive directors of Liberty International PLC are potential beneficiaries of the ESOP, and therefore, the transfer of shares is disclosable as a change in their interests. Formal notice of the change in the interests of the ESOP follows:-

1	Name of company:	LIBERTY INTERNATIONAL PLC
2	Name of director:	Mr J G Abel, Mr D A Fischel, Mr J I Saggers and Mr A C Smith
3	Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:	Non-beneficial interest of the directors. The Directors are potential beneficiaries under the employee share plan
4	Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):	LI Share Plan (Jersey) Limited

5	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):	N/A	
6	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:	Transfer on exercise of options to employees	
7	Shares transferred:	No. of Shares:	Price per Share:
		4,141	512p
		29,171	545p
		Total 33,312	
8	Percentage of issued class:	0.010%	
9	Class of security:	Ordinary shares	
10	Date of transaction:	2 March 2005	
11	Date company informed:	7 March 2005	
12	Total holding following this notification:	4,235,934	
13	Total percentage holding of issued class following this notification:	1.317%	
14	Contact name for queries:	Kerin Williams	
15	Contact telephone number:	020 7887 7108	
16	Name of company official responsible for making notification:-	Kerin Williams Deputy Company Secretary	
	Date of Notification:	8 March 2005	